UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 19, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: February 19, 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea Lihir Gold Ltd (LGL) has increased its Measured and Indicated Resources in Côte d’Ivoire to approximately 1.4 million ounces following a successful exploration drilling campaign. Indicated Resource at the Akissi So deposit, close to LGL’s Bonikro mine and process plant, has been lifted from 123,000 oz of contained metal, to 352,000 oz, and Inferred Resource has increased from 8000 oz to 50,000 oz. The drilling program has extended the identified mineralisation at Akissi So to an average depth of 120 metres, as well as including strike extensions to both the east and the west, taking the length of the strike to 1.1 kilometres. The ore body remains open at depth and along strike, and the average grade of the Indicated Resource is 3.37 g/t. The expansion of the resource increases the potential for the deposit to be developed, with ore to be trucked to Bonikro for processing. This may support an expansion of the capacity of the process plant, as well as extending the life of the operation. A summary of the company’s Mineral Resources in Côte d’Ivoire is set out below. 1) Figures for Assonji-so, Dougbafla East and Bonikro are as previously stated in public releases and have not been adjusted. 2) Bonikro resources have not been adjusted to account for depletion during mining in 2008. 3) As at December 31, LGL’s interest is 90% of Bonikro, and 98% of the other exploration assets listed. 4) A cut-off grade of 0.7 g/t has been applied. 5) The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted ore reserves. LGL updates reserves and resources 19 February 2009 In Situ Resources: Côte d’Ivoire Tonnes Average grade Contained ounces (kt) (Au g/t) (kozs) Akissi-so Indicated 3245 3.37 352 Inferred 512 3.06 50 Assonji-so Inferred 1044 2.9 98 Dougbafla East Inferred 2638 1.8 150 Bonikro Measured 7039 1.8 412 Indicated 11540 1.7 635 Inferred 6000 1.6 318

LGL’s current exploration holdings in Côte d’Ivoire consist of 9 granted exploration licences covering 4800 square kilometres and a further 20 licences under application covering 14,000 square kilometres. A number of these licences under application are expected to be granted in the current year which will increase the available area for exploration to 12,000 square kilometres. Further exploration is being undertaken at a number of other locations in Côte d’Ivoire, with encouraging results being recorded at Didievi, and at Tehini West. Didievi Permit A first pass RC drill programme has been completed on the Blaffo Guetto gold in soil anomaly. A total of 10,000 metres (119 holes) was drilled, identifying mineralisation with a strike length of 1.8 kilometres. A number of significant intersections were produced, including 15 metres at 6.9 g/t, 40 metres at 2.35 g/t, and 31 metres at 1.82 g/t. Detailed drilling results are included in Appendix One. Tehini West Permit Soil sampling, involving 11,000 samples, has identified two extensive anomalies, including one which has a strike length of 16 kilometres by 5.5 kilometres, and one with a strike length of 4 kilometres by 5.5 kilometres. In-fill soil sampling is under way to identify potential drill targets. ! 2

Lihir Island Update At Lihir Island, further exploration work has been carried out in the area between the Lienetz and Kapit pits. Results continue to support a possible extension to resources in that area. Further exploration is scheduled over the coming period, with an additional 8000m of drilling planned. The results will be evaluated in the next resource estimation scheduled for release in 2010. A full list of drilling results is included in Appendix One. Lihir Island Resource and Reserve Update Meanwhile, the resource and reserve have been restated to account for depletion since the 2007 statement, and following adjustments to gold price and cost assumptions. Lihir Island Reserves Total Reserves at Lihir Island, including stockpiled ore, stood at 21.8 million ounces at December 31, 2008, ranking Lihir Island as one of the largest gold reserves in the world. The Reserve has reduced by 1.1 million ounces from 22.9 million ounces at December 2007. The movement in reserves was mainly due to mining depletion. Increases in reserves flowing from a rise in the gold price assumption to $675/oz were largely offset by rising cost inputs, revised cost allocations and adjustments to cut-off grades and pit shell designs. ! 3

The tables below set out the reserves as at December 31, 2008, and for comparison purposes, the prior reserve, as at December 31, 2007.

Ore Reserves: Lihir Island, December 31, 2008			
	Tonnes (millions)	**Average grade (Au g/t)**	**Contained ounces (mozs)**
Probable	180.3	2.94	17.0
Stockpiled ore (Proved)	59.4	2.48	4.7
Total	**239.6**	**2.83**	**21.8**

Ore Reserves: Lihir Island, December 31, 2007			
	Tonnes (millions)	**Average grade (Au g/t)**	**Contained ounces (mozs)**
Probable	200.4	2.87	18.5
Stockpiled ore (Proved)	53.8	2.52	4.4
Total	**254.2**	**2.80**	**22.9**

1) Reserves quoted for December 31, 2008 are those remaining below the December 31, 2008 mining surface, with the December 2008 ultimate pit design, based on the December 2007 Resource model.
2) Cut-off grades at December 31, 2008, for direct feed ore has been reduced from 1.38 g/t to 1.30 g/t, and cut-off grade for flotation feed ore has been increased from 0.87 g/t to 1.26 g/t. This follows adjustments in cost allocations.
3) Stockpile totals reflect ore above cut-off on stockpile at 31 December, 2008.
4) Rounding, conforming to the JORC Code, may cause some computational discrepancies.

Lihir Island Resources

The tables below set out Resources at Lihir Island at December 31, 2008, and at the prior Resource Statement as at December 31, 2007. Resources in the 12 months to December 31 were lower than the prior period due mainly to mining depletion and increases in cut-off grades following changes to cost assumptions and allocations.

Mineral Resources: Lihir Island, December 31, 2008			
	Tonnes (millions)	**Average grade (Au g/t)**	**Contained ounces (mozs)**
Measured	59.4	2.48	4.7
Indicated	324.7	2.71	28.2
Total M&I	**384.1**	**2.67**	**32.9**
Inferred	46.4	2.30	3.4

Mineral Resources: Lihir Island, December 31, 2007			
	Tonnes (millions)	**Average grade (Au g/t)**	**Contained ounces (mozs)**
Measured	53.8	2.52	4.4
Indicated	392.8	2.45	30.9
Total M&I	**446.6**	**2.46**	**35.3**
Inferred	63.4	1.88	3.8

1) December 2008 cut-off grade of 1.20 g/t. December 2007 cut-off grade of 0.87 g/t.
2) Rounding, conforming to the JORC Code, may cause some computational discrepancies.
3) The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.

Forward Looking Statements This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) and the Ontario Securities Commission. Forward looking statements are only given as of the date of this report and LG: disclaims any obligations to update or revise the forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. The material contained in this document is general background information about LGL’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Competent Person The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and at Akissi-So in Côte d’Ivoire is based on information compiled by Mr Roy Kidd. Mr Roy Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr Da vid Grigg. Mr David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. Mr Grigg is the qualified person for purposes of Canadian NI43-101 with respect to Mineral Reserves at Lihir Island and has verified the data disclosed with respect thereto. The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the Assonji So, Dougbafla East and Bonikro projects was compiled by Mr Morgan Hart. Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr Hart is the Qualified Person for purposes of Canadian NI 43-101 with respect to Exploration Results, Mineral Resources or Mineral Reserves for Assonji So, Dougbafla East and Bonikro projects and has verified the data disclosed with respect to thereto. This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Note to U.S. Investors Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml. Note to Canadian Investors / NI 43 — 101 Statement Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com). Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same. The Reserve has reduced by 1.1 million ounces from 22.9 million ounces at December 2007. The movement in reserves was mainly due to mining depletion. Increases in reserves flowing from a rise in the gold price assumption to $675/oz were largely offset by rising cost inputs, revised cost allocations and adjustments to cut-off grades and pit shell designs. 5

LGL

Appendix One

Côte d'Ivoire drilling results – significant intersections.

This data is included for the purposes of full disclosure.

Project	Prospect	Hole ID	N	E	From	To	Interval	Au ppm
DIDIEVI	Blaffo Guetto	DRC017	749 630	279 902	16	27	11	1.88
DIDIEVI	Blaffo Guetto	DRC031	749 423	279 817	12	36	24	1.41
DIDIEVI	Blaffo Guetto	DRC032	749 456	279 791	18	42	24	1.71
DIDIEVI	Blaffo Guetto	DRC034	749 513	279 736	21	29	8	2.78
DIDIEVI	Blaffo Guetto	DRC042	749 245	279 722	74	77	3	5.43
DIDIEVI	Blaffo Guetto	DRC043	749 272	279 688	29	36	7	2.13
DIDIEVI	Blaffo Guetto	DRC045	749 328	279 632	41	51	10	1.25
DIDIEVI	Blaffo Guetto	DRC049	749 442	279 240	25	31	6	2.55
DIDIEVI	Blaffo Guetto	DRC059	748 783	279 599	17	20	3	3.42
DIDIEVI	Blaffo Guetto	DRC074	749013	279095	1	2	1	1.19
					44	47	3	3.24
					64	66	2	2.56
DIDIEVI	Blaffo Guetto	DRC079	748790	279040	26	27	1	1.06
					33	37	4	1.34
DIDIEVI	Blaffo Guetto	DRC080	748816	279013	30	32	2	1.54
					49	51	2	1.05
DIDIEVI	Blaffo Guetto	DRC081	748926	278904	5	6	1	3.59
					47	52	5	2.17
DIDIEVI	Blaffo Guetto	DRC082	748901	278928	66	69	3	1.81
DIDIEVI	Blaffo Guetto	DRC085	748842	278983	4	42	38	1.01
					46	61	15	6.9
DIDIEVI	Blaffo Guetto	DRC096	748207	279618	67	70	3	1.13
DIDIEVI	Blaffo Guetto	DRC107	749593	279931	62	69	7	1.92
DIDIEVI	Blaffo Guetto	DRC108	749486	279762	20	60	40	2.35
DIDIEVI	Blaffo Guetto	DRC109	749423	279812	14	22	8	1.96
					34	51	17	2.14
					63	72	9	1.49
DIDIEVI	Blaffo Guetto	DRC113	749295	279664	35	43	8	3.1
					60	80	20	2.05
DIDIEVI	Blaffo Guetto	DRC114	749353	279603	33	36	3	4.74
					45	54	9	1.35
DIDIEVI	Blaffo Guetto	DRC122	748815	279010	40	53	13	1.08
DIDIEVI	Blaffo Guetto	DRC124	749173	279169	19	50	31	1.82
DIDIEVI	Blaffo Guetto	DRC126	748418	279413	23	27	4	7.51

Lihir Island – significant intersections, Q4 2008.

Hole ID	East	North	RL	Azmiuth	Dip	TD	From	To	Au g/t	S%	Interval
DDHL1539	9388	4927.97	1026	180	-65	450	46	52	3.41	7.87	6m @ 3.41g/t Au & 7.87% S
							74	84	1.38	5.51	10m @ 1.38g/t Au & 5.51% S
							110	122	2.93	2.52	12m @ 2.93g/t Au & 2.52% S
							134	184	3.21	3.11	50m @ 3.21g/t Au & 3.11% S
							206	210	1.95	0.87	4m @ 1.95g/t Au & 0.87% S
							234	248	1.79	2.70	14m @ 1.79g/t Au & 2.7% S
							266	274	2.66	2.68	8m @ 2.66g/t Au & 2.68% S
							376	384	3.03	3.40	8m @ 3.03g/t Au & 3.4% S
DDHL1540	9432.4	4918.3	1022	360	-70	210	7	12	1.81	10.30	4.8m @ 1.81g/t Au & 10.3% S
							72	194	3.38	4.63	122m @ 3.38g/t Au & 4.63% S
							202	210	2.59	4.13	8m @ 2.59g/t Au & 4.13% S
DDHL1541	9354.2	4946.88	1031	180	-65	500	20	26	2.57	9.45	6m @ 2.57g/t Au & 9.45% S
							100	188	3.25	3.20	88m @ 3.25g/t Au & 3.2% S
							228	234	4.89	3.53	6m @ 4.89g/t Au & 3.53% S
							346	372	1.74	2.55	26m @ 1.74g/t Au & 2.55% S
							396	412	2.14	1.52	16m @ 2.14g/t Au & 1.52% S
							424	430	1.43	2.42	6m @ 1.43g/t Au & 2.42% S
							446	464	2.18	2.91	18m @ 2.18g/t Au & 2.91% S
DDHL1542	9492.6	4954.56	1005	360	-70	400	64	82	2.18	4.62	18m @ 2.18g/t Au & 4.62% S
							96	104	2.84	9.66	8m @ 2.84g/t Au & 9.66% S
							120	196	2.18	5.52	76m @ 2.18g/t Au & 5.52% S
							220	238	1.38	3.50	18m @ 1.38g/t Au & 3.5% S
DDHL1543	9211.3	4884.3	1050	360	-85	300	132	172	3.17	6.38	40m @ 3.17g/t Au & 6.38% S
							180	188	1.48	4.43	8m @ 1.48g/t Au & 4.43% S
							220	228	4.95	4.83	8m @ 4.95g/t Au & 4.83% S
							242	248	1.75	5.08	6m @ 1.75g/t Au & 5.08% S
							262	266	1.84	5.63	4m @ 1.84g/t Au & 5.63% S
							284	294	2.29	4.32	10m @ 2.29g/t Au & 4.32% S
DDHL1544	9176.9	4871.65	1051	360	-75	300	7	14	2.19	0.91	7m @ 2.19g/t Au & 0.91% S
							78	86	1.67	4.41	8m @ 1.67g/t Au & 4.41% S
							130	144	2.55	3.57	14m @ 2.55g/t Au & 3.57% S
							190	244	2.50	4.09	54m @ 2.5g/t Au & 4.09% S
DDHL1546	9250.9	4894.07	1050	360	-85	283	36	54	1.38	5.66	18m @ 1.38g/t Au & 5.66% S
							204	210	2.71	3.70	6m @ 2.71g/t Au & 3.7% S
							228	238	2.51	5.28	10m @ 2.51g/t Au & 5.28% S
							246	258	1.89	4.92	12m @ 1.89g/t Au & 4.92% S
DDHL1547	9455	4977	1005	360	-65	400	38	212	3.74	5.81	174m @ 3.74g/t Au & 5.81% S
							230	236	2.92	2.69	6m @ 2.92g/t Au & 2.69% S
							274	308	1.93	3.27	34m @ 1.93g/t Au & 3.27% S
DDHL1545	9148	4867.86	1052	180	-85	400	20	38	1.87	7.57	18m @ 1.87g/t Au & 7.57% S
							94	102	1.84	5.52	8m @ 1.84g/t Au & 5.52% S
							134	144	1.86	4.26	10m @ 1.86g/t Au & 4.26% S
							152	206	4.38	4.00	54m @ 4.38g/t Au & 4% S
							222	234	1.61	4.03	12m @ 1.61g/t Au & 4.03% S
							246	254	1.92	4.29	8m @ 1.92g/t Au & 4.29% S
							276	320	2.18	3.54	44m @ 2.18g/t Au & 3.54% S
							360	380	2.05	2.41	20m @ 2.05g/t Au & 2.41% S
DDHL1548	9184.3	4708.34	1037	180	-75	280	152	168	2.23	4.57	16m @ 2.23g/t Au & 4.57% S
							204	232	1.70	10.18	28m @ 1.7g/t Au & 10.18% S
DDHL1394	9120.2	4986.58	1010	310	-60	350	94	98	2.23	3.33	4m @ 2.23g/t Au & 3.33% S
							114	118	9.15	3.05	4m @ 9.15g/t Au & 3.05% S
							128	350	4.58	5.83	222.3m @ 4.58g/t Au & 5.83% S